UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT

pursuant to Section 15(d) of the
Securities Exchange Act of 1934

FOR THE PERIOD ENDED DECEMBER 31, 2000

COMMISSION FILE NUMBER 1-12333

Iomega Corporation
(Exact name of registrant as specified in its charter)

Deleware	86-0385884
(State of Incorporation)	(IRS employer identification number)

1821 West Iomega Way, Roy, UT	84067
(Address of principal executive offices)	(Zip code)

(801) 332-1000
(Registrant's telephone number)

Iomega Retirement and Investment Savings Plan
(Full title of the Plan)

EIN: 86-0385884
Plan Number: 001

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule
As of December 31, 2000 and 1999 and for the
Year Ended December 31, 2000

Together With Report of
Independent Public Accountants

Report of Independent Public Accountants

To the Steering Committee and Participants of the
Iomega Retirement and Investment Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Iomega Retirement and Investment Savings Plan (the “Plan”) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule H, Line 4i - Schedule of Assets (Held at End of Year), is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Arthur Andersen LLP

ARTHUR ANDERSEN LLP
Salt Lake City, Utah
June 6, 2001

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

Index to Financial Statements and Schedule

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2000

Notes to Financial Statements

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2000

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

Index

                                                                                           As of
                                                                                       December 31,
                                                                         ------------------------------------------
                                                                                 2000                 1999
                                                                         --------------------- --------------------
 Investments, at fair value:
  Fidelity funds:
     Contrafund                                                            $   17,401,971        $   18,338,119
     Magellan Fund                                                              8,882,715             9,120,515
     Spartan U.S. Equity Index Portfolio                                        5,696,127             6,503,423
     Equity Income II Fund                                                      5,075,883             5,553,087
     Retirement Money Market Portfolio                                          3,356,870             2,552,403
     Asset Manager Fund                                                         3,302,730             2,871,060
     Managed Income Portfolio                                                   3,057,005             2,646,784
     Export and Multinational Fund                                              1,355,135               487,984
     Diversified International Fund                                             1,227,465               739,726
     U.S. Bond Index Fund                                                       1,127,149               639,295
     Short-Term Bond Portfolio                                                    850,150               822,830
     Real Estate Investment Portfolio                                             331,298               224,851
     U.S. Government Reserves Fund                                                  3,803                42,398
  Other investments:
     Iomega Stock Fund (including cash)                                         4,045,713             4,443,252
     Participant loans                                                            961,793               892,619
                                                                         --------------------- --------------------
        Total investments                                                      56,675,807            55,878,346
                                                                         --------------------- --------------------

  Receivables:
     Participant contributions                                                    179,204                   -
     Employer contributions                                                     1,339,050             1,905,892
                                                                         --------------------- --------------------
        Total receivables                                                       1,518,254             1,905,892
                                                                         --------------------- --------------------

Net assets available for benefits                                          $   58,194,061        $   57,784,238
                                                                         ===================== ====================

The accompanying notes to financial statements are an integral part of this statement.

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2000

Index

  Additions to net assets
   Contributions:
     Employee                                                                                     $    4,305,391
     Employer (net of forfeitures)                                                                     3,002,064
     Rollover                                                                                          1,768,429
                                                                                              ----------------------
        Total contributions                                                                            9,075,884
                                                                                              ----------------------

   Investment income (loss):
     Interest and dividends                                                                            4,814,662
     Realized gain, net                                                                                  909,067
     Net unrealized depreciation in fair value of investments                                         (6,947,627)
                                                                                              ----------------------
        Total investment loss, net                                                                    (1,223,898)
                                                                                              ----------------------
        Total additions, net                                                                           7,851,986
                                                                                              ----------------------

  Reductions in net assets
    Distributions to participants                                                                     (7,435,300)
    Administrative fees                                                                                   (6,863)
                                                                                              ----------------------
      Total reductions                                                                                (7,442,163)
                                                                                              ----------------------
  Net increase in net assets available for benefits                                                      409,823

   Net Assets at Beginning of year                                                                    57,784,238
                                                                                              ----------------------
   Net Assets at End of year                                                                      $   58,194,061
                                                                                              ======================

The accompanying notes to financial statements are an integral part of these statements.

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

Notes to Financial Statements

Index

(1) Plan Description

Participation

Iomega Corporation (“Iomega” or the “Company”) adopted the Iomega Retirement and Investment Savings Plan (the “Plan”) effective July 1, 1985. The Plan was established to provide employees an opportunity to accumulate funds for retirement or disability and to provide death benefits for employees’ dependents and beneficiaries. Fidelity Management Trust Company (“Fidelity”) serves as trustee of the Plan. Iomega administers the Plan through the use of a steering committee comprised of various members of management with the assistance of an external administrative consultant.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Eligibility, Contributions and Benefits

Employees who have completed thirty days of eligible service, who have attained 21 years of age and who are scheduled to work a minimum of 1,000 hours per year are eligible to participate in the Plan. Each eligible employee is required to make an election to participate in the Plan. At that time, each participant elects both the contribution amount and its allocation to the various investment funds within the Plan. Elected contribution percentages can range from 2 percent to 15 percent of qualifying gross compensation on a before-tax basis, subject to Internal Revenue Service (“IRS”) limitations.

Employer matching contributions consist of a basic match of up to $600 per participant, an additional basic match of 50 percent of a participant’s contributions over $600 up to 5 percent of eligible earnings and a discretionary performance match with a range from 0 percent to 3 percent of eligible earnings, subject to limits imposed by the IRS. The discretionary performance match is based on Company profitability goals and the match percent is determined annually by the Company’s Board of Directors. The performance match for 2000 was $1,241,353. The employer contributions for the basic and additional basic match for 2000 was $2,268,682. Participants vest in all matching contributions at a rate of 25 percent for each year of service. After four years of service, employees become fully vested in all matching contributions.

Benefits are normally paid upon retirement, death, disability or other termination. Upon termination of service, participants may elect to receive payment from their accounts in a lump sum, periodic installments, an annuity or a combination of these methods. Terminated participants also have the option of leaving a minimum of $5,000 in the plan. Actively employed participants may only withdraw funds from the Plan pursuant to specific restrictions set forth in the Plan agreement.

Investment Options

The Plan provides for 14 investment options. These funds are managed by Fidelity. No sales charge is levied on the funds managed by Fidelity; however, an annual fee is charged by Fidelity to cover the operating expenses of each fund including the investment advisory fee. This fee is deducted from the investment return of each fund. A description of these investment options is as follows:

Contrafund - Seeks capital appreciation by investing in companies that are believed to be undervalued or out of favor.

Magellan Fund - Seeks capital appreciation by maintaining a portfolio primarily invested in common stocks and securities convertible into common stocks.

Spartan U.S. Equity Index Portfolio - Seeks the goal of replicating the total return provided by the stocks included in the S&P 500 by investing in virtually all of the 500 stocks contained in the S&P 500 weighted in the same manner.

Equity Income II Fund - Seeks a yield exceeding the Standard & Poor’s Daily Stock Price Index 500 (“S&P 500”) by investing primarily in income-producing equity securities, considering the potential for capital appreciation.

Retirement Money Market Portfolio - Seeks preservation of capital by investing in high-quality money market instruments of domestic and foreign issuers which are denominated in U.S. dollars.

Asset Manager Fund - Seeks high total return with reduced risk over the long term by using a balanced mix of stocks, bonds and short-term instruments.

Managed Income Portfolio - Seeks preservation of capital and a competitive level of income over time by investing in high-quality, short and long-term investment contracts issued by insurance companies, banks and other approved financial institutions that provide competitive interest rates.

Export and Multinational Fund - Seeks capital appreciation by investing primarily in stocks of U.S. companies that are expected to benefit from exporting or selling goods or services outside the U.S. The fund may also invest in foreign securities.

Diversified International Fund - Seeks capital appreciation by investing primarily in stocks of large companies located outside the U.S. that are considered to be undervalued and are included in the Morgan Stanley Capital International Europe, Australia and Far East Indexes.

U.S. Bond Index Fund - Seeks to provide investment results that correspond to the aggregate price and interest performance of the debt securities in the Lehman Brothers Aggregate Bond Index.

Short-Term Bond Portfolio - Seeks high current income consistent with preservation of capital by investing in a broad range of fixed-income securities.

Real Estate Investment Portfolio - Seeks to provide an above-average level of income as well as capital growth by investing primarily in stocks of domestic and foreign companies in the real estate industry.

U.S. Government Reserves Fund - Seeks as high a level of current income as is consistent with security of principal and liquidity by investing in U.S. Government securities as well as entering into reverse repurchase agreements.

Iomega Stock Fund - Invests only in Iomega Corporation Common Stock. A small amount of the Iomega Stock Fund (approximately 1 to 6 percent) is held in cash to meet the Plan’s liquidity needs for making distributions and transfers. Shares of Iomega Stock are bought and sold over-the-counter each pay period based on participants’ elections. Voting rights for the Common Stock held in the Iomega Stock Fund are passed through to participants. The market value of the Iomega Stock Fund is determined based on unitized stock accounting.

Participant Loans

Participant loans consist of promissory notes executed by participants. With the Plan’s consent, a participant may borrow from his or her account up to the lesser of $50,000 or 50 percent of the participant’s vested account balance. The outstanding balance of all prior loans under the Plan or any other plan maintained by Iomega or its affiliates reduces the amount available for future loans. Moreover, the $50,000 limit is reduced by the amount of any loan repayments made during the most recent 12 months. The minimum amount for any loan is $1,000. As of December 31, 2000, the loans bear interest at rates ranging from 8.3 to 10.5 percent. Loans must be repaid within five years, except for loans used to acquire a principal residence which must be repaid over a reasonable period of time not to exceed 10 years. All loans, regardless of term, become due and payable when the participant’s employment terminates.

Termination of the Plan

Although it has not expressed its intent to do so, Iomega may terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

(2) Summary of Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis in accordance with accounting principles generally accepted in the United States. Distributions to participants are recorded when paid.

Investment Valuation

The Plan provides for investments in certain investment securities. These securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

Mutual funds are valued at net asset value as reported by the fund. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Participant loans are reported at book value, which approximates fair value.

Net Appreciation (Depreciation) in Fair Market Value of Investments

The Plan provides that the fair value of all investments shall be determined at the end of each Plan year. Net unrealized appreciation or depreciation in the fair value of investments is determined by computing the difference between the fair value of each investment at the beginning of the Plan year (or at the date of purchase for investments acquired during the Plan year) with the fair market value at the end of the Plan year.

Realized gains or losses are determined by comparing the sales price of each investment as of the disposition date with the fair market value at the beginning of the Plan year (or at the date of purchase for investments acquired during the current Plan year).

Forfeitures

Non-vested benefits which are forfeited are utilized to reduce the Company contributions to the Plan. During the year ended December 31, 2000, the Company utilized approximately $507,971 in forfeitures to reduce Company contributions to the Plan. As of December 31, 2000, approximately $55,000 of forfeitures had not yet been utilized by the Company.

Expenses

The Company pays all administrative expenses relating to investment and management of Plan funds, including legal and accounting fees, except operating expenses of the investment funds which are deducted directly from investment returns by Fidelity (as noted in “Investment Options”).

(3) Tax Status

The Plan is subject to ERISA and certain provisions of the Internal Revenue Code (“IRC”). The Plan is intended to qualify under Section 401(a) of the IRC. The IRS issued a favorable determination letter dated February 13, 2001, ruling that the Plan was designed in accordance with applicable IRC requirements as of that date. The Plan’s steering committee and legal counsel believe that the Plan continues to be designed and operated in accordance with applicable IRC requirements.

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2000

Index

           (b) Identity of Issuer,
               Borrower, Lessor                          (c) Description               (d) Current
  (a)          or Similar Party                            of Investment                    Value
-------- --------------------------------------------- ----------------------------- -------------------
   *     Fidelity Contrafund                           353,914 shares of                 $ 17,401,971
                                                       mutual fund

   *     Fidelity Magellan Fund                        74,457 shares of                     8,882,715
                                                       mutual fund

   *     Spartan U.S. Equity Index Portfolio           121,686 shares of                    5,696,127
                                                       mutual fund

   *     Fidelity Equity Income II Fund                212,736 shares of                    5,075,883
                                                       mutual fund

   *     Fidelity Retirement Money Market Portfolio    3,356,870 shares of                  3,356,870
                                                       money market fund

   *     Fidelity Asset Manager Fund                   196,357 shares of                    3,302,730
                                                       mutual fund

   *     Fidelity Managed Income Portfolio             3,057,005 shares of                  3,057,005
                                                       common collective trust

   *     Fidelity Export and Multinational Fund        80,280 shares of                     1,355,135
                                                       mutual fund

   *     Fidelity Diversified International Fund       55,946 shares of                     1,227,465
                                                       mutual fund

   *     Fidelity U.S. Bond Index Fund                 106,435 shares of                    1,127,149
                                                       mutual fund

   *     Fidelity Short-Term Bond Portfolio            98,625 shares of                       850,150
                                                       mutual fund

   *     Fidelity Real Estate Investment Portfolio     17,908 shares of                       331,298
                                                       mutual fund

   *     Fidelity U.S. Government Reserves Fund        3,803 shares of                          3,803
                                                       mutual fund

   *     Iomega Corporation Common Stock               1,176,643 shares of                  3,965,287
                                                       common stock

   *     Interest bearing cash                         80,426 units of                         80,426
                                                       interest bearing cash

   *     Participant loans                             Interest rates ranging from            961,793
                                                       8.3% to 10.5%

         *   Denotes party-in-interest

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons that administer the employee benefit plan) have duly caused this annual report to be signed on behalf of the undersigned hereunto duly authorized, in the city of Roy, Utah, on the 25th day of June 2001.

IOMEGA RETIRMENT AND
INVESTMENT SAVINGS PLAN

By: /s/ MARSHA E. TURNER

Marsha E. Turner
Director, Compensation & Benefits

EXHIBIT INDEX

The following exhibits are filed as part of this Annual Report on Form 11-K

Exhibit Number	Description
23.1	Consent of Arthur Andersen LLP